March 1, 2012

BY EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Linda Cvrkel, Branch Chief

Re:	Vistaprint N.V.
Form 10-K for the year ended June 30, 2011
Filed August 17, 2011
File No. 000-51539

Ladies and Gentlemen:

Vistaprint N.V. (“Vistaprint” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in a letter dated February 23, 2012 from Linda Cvrkel, Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Ernst J. Teunissen, Executive Vice President and Chief Financial Officer of Vistaprint. The Company’s response to each comment contained in the Staff’s letter is set forth below and is keyed to the numbering of the comment and heading used in the Staff’s letter. For your reference, the Staff’s comment is reproduced in italics and the Company’s response is set forth below the comment in standard type.

Annual Report on Form 10-K for the fiscal year ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Estimates, page 40

1.	We note that the disclosures provided in your critical accounting policies are essentially identical to the information included in Note 2 on page 60 of the notes to your consolidated financial statements. Please note that the disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosures (1) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific

United States Securities and Exchange Commission

March 1, 2012

sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Please confirm your understanding and revise accordingly. You may refer to the guidance in Section V of FRR-72 (Release No. 33-8350).

Response:

In response to the Staff’s comment, the Company confirms that it understands the critical accounting estimate disclosure requirements, including the guidance provided in Release No. 33-8350. In its future filings, the Company will modify its disclosure of Critical Accounting Policies and Estimates in MD&A and, to the extent appropriate, provide further analysis of the factors identified in Section V of FRR-72 (Release No. 33-8350). For example, the Company completed two material acquisitions during the fiscal year ending June 30, 2012 and therefore expects to provide both qualitative disclosure and quantitative information, if quantitative information is reasonably available and meaningful, to describe the uncertainties and significant judgments associated with its business combinations, goodwill and intangible assets as part of the Critical Accounting Policies and Estimates discussion in MD&A.

Financial Statements, page 52

Consolidated Statements of Cash Flows, page 58

2.	Reference is made to the line item “Sales, maturities and redemptions of marketable securities” within investing activities. Please revise to separately state the cash flows related to the sales, maturities, and redemptions of marketable securities on a gross rather than net basis in accordance with ASC 230-10-45-11.

Response:

The Company respectfully acknowledges the Staff’s comment and reference to ASC 230-10-45-11. A breakdown of the sales, maturities and redemptions of marketable securities by fiscal year is as follows (in thousands):

	Year Ended June 30,
	2011	2010	2009
Sales	$—	$—	$—
Maturities	9,470	—	30,162
Redemptions	100	100	1,775

Total sales, maturities and redemptions	$9,570	$100	$31,937

The Company previously presented the gross sales, maturities and redemptions in the statement of cash flows as a single item on the basis of materiality. There were no sales of investments in any of the fiscal years presented and redemptions represented 0.1%, 0.3%, and

United States Securities and Exchange Commission

March 1, 2012

3.1% of net cash used in investing activities for each of the fiscal years ended June 30, 2011, 2010 and 2009, respectively. The Company does not currently hold marketable securities, but will present sales, maturities and redemptions separately on a gross basis in future filings if any of the individual line items becomes material. Further, to provide additional clarity in future filings we will adjust the description of this line item in the Consolidated Statements of Cash Flows to read, “Maturities and redemptions of marketable securities”.

Notes to Consolidated Financial Statements, page 60

Fair Value Measurements, page 66

3.	We note that Note 3 includes disclosure of your fair value measurements. In light of the asset impairment charges recognized in the last three years per page 63, please revise to include the disclosures required by ASC 820-10-50-5 for all assets or liabilities measured at fair value on a non-recurring basis. Please note that ASC 820-10-50-8 requires this information to be in tabular form.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the preparation of the Company’s financial statements for the fiscal year ended June 30, 2011, the Company considered the disclosures required by ASC 820-10-50-5. As background, the impairment charges recognized in each of the last three years per page 63 represent full write-downs of the carrying amount of specific capitalized software and development projects that we concluded were no longer probable of being completed and placed in service (consistent with the guidance in ASC 350-40-35-3) and individual items held within property, plant and equipment that were abandoned (consistent with the guidance in ASC 360-10-35-47 through 35-48). The Company determined that the disclosures for assets measured at fair value on a non-recurring basis were not required as the related assets had a fair value of zero. The carrying amount of the remainder of capitalized software and development costs and property, plant, and equipment is based on the historical cost. The Company will continue to assess the disclosure requirements of ASC 820-10-50-5 in the future for all assets and liabilities that are measured at fair value on a non-recurring basis.

United States Securities and Exchange Commission

March 1, 2012

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 781.652.6635 or Lawrence Gold, Senior Vice President and General Counsel of Vistaprint, at 781.652.6541. Alternatively, you may also contact Thomas Ward at Wilmer Cutler Pickering Hale and Dorr LLP at 617.526.6374.

Very truly yours,

Michael C. Greiner

Vice President and Chief Accounting Officer

cc:	Ernst J. Teunissen

Lawrence A. Gold, Esq.

Thomas S. Ward, Esq.